Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF FEBRUARY 4, 2019

DATE, TIME AND PLACE: On February 4, 2019, at 5 p.m., at Av. Brigadeiro Faria Lima, 3500, 4º andar, in São Paulo, State of São Paulo.

CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen.

QUORUM: The majority of the elected members, with the participation of the Directors as permitted by item 6.7.1. of the Corporate Bylaws.

RESOLUTIONS UNANIMOUSLY MADE:

Once the meeting started, the Directors examined the financial statements for 2018, which had received: (i) a recommendation for approval as recorded in the Summary of the Audit Committee Report; (ii) a favorable opinion from the Fiscal Council; (iii) an unqualified report from the Independent Auditors; and (iv) a declaration from the Executive Board, agreeing with the opinions in the report of the Independent Auditors, with the financial statements and with the management discussion and analysis report for the operation.

After due consideration, the Directors concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by means of the submission to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, SEC – U.S. Securities and Exchange Commission and NYSE – New York Stock Exchange (both in the U.S.).

Following their examination of the financial statements for the fiscal year ended December 31, 2018, the Directors resolved, ad referendum of the General Stockholders’ Meeting and based on subitem 6.8, IX and X of the Corporate Bylaws, to declare earnings to stockholders that will be paid on March 7, 2019 based on the final stockholding position recorded on February 21, 2019:

a)

dividends in the amount of R$ 1.0507 per share, of which R$ 0.7607 per share is from net income for 2018, and R$ 0.2900 is debit from the Statutory Profit Reserve account, subaccounts of profit determined in 2015; and

b)

interest on capital in the amount of R$ 0.7494 per share, with the retention of 15% related to withholding income tax, resulting in a net interest of R$ 0.63699 per share, except for the corporate stockholders that are able to prove that they are immune or exempt.

They also approved the payment of the interest on capital declared by the Board of Directors on November 29, 2018, in the amount of R$ 0.0106 per share (net amount of R$ 0.00901 per share) on March 7, 2019. The individualized credit of this interest was recorded in the books on December 27, 2018 based on the final stockholding position of December 17, 2018, as it has been already announced.

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), February 4, 2019. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Alfredo Egydio Setubal, Amos Genish, Ana Lúcia de Mattos Barreto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi and Pedro Luiz Bodin de Moraes – Directors.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations